1801 Elmwood Avenue, Buffalo, NY 14207-2496 Phone 716.873.0640 • Fax 716.447.9201
May 20, 2009
Mr. John Reynolds
Division of Corporate Finance Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F. Street North East
Washington, D.C., 20549

RE:	Mod-Pac Corp Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 5, 2009 Form 10-Q for the Quarterly Period Ended April 4, 2009 Filed May 6, 2009 File No. 0-50063
Dear Mr. Reynolds:
We received a letter from the Securities and Exchange Commission (SEC) dated May 6, 2009 regarding your review of MOD-PAC CORP.’s (“MOD-PAC”) above referenced filings. Included in the letter were ten comments related to MOD-PAC’s compliance with applicable disclosure requirements. Please see below for MOD-PAC’s response to each of these comments.
SEC COMMENT:
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Quarterly Period Ended April 4, 2009
Cover Page
1.	We note that you have indicated on the cover page that you are a non-accelerated filer. However, from the disclosure on the cover page of your Form 10-K that the market value of the shares of stock held by non-affiliates is just over $10 million, it appears that you are actually a smaller reporting company. Please check the correct box on the cover page.

MOD-PAC RESPONSE:

We agree and we will check the correct box indicating that we are a smaller reporting company on our 2009 Form 10-Q’s for the second and third quarters. We will check the box indicating that we are a smaller reporting company in future filings if we continue to meet the criteria.

SEC COMMENT:
Management Certifications — Exhibit 31
2.	Please revise the Section 302 Certifications to delete the word “annual” or “quarterly” in paragraphs 1-3, as applicable, add internal controls over financial reporting to the introductory language of paragraph 4, and add paragraph 4(b) in its entirety as required by Exhibit 601(b)31 on Regulation S-K.

MOD-PAC RESPONSE:

We will revise as indicated to be in compliance on all future filings.

SEC COMMENT:
Form 10-K for Fiscal Year Ended December 31, 2008
Part III
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
Contractual Obligations, page 14
3.	We note your total capital lease obligations- interest of $6.04 million on your forty-year lease that began in November 2003. In your long-term debt footnote on page 25 you disclose your lease payments are $155,000 for the first seven years and $180,000, thereafter, for the remainder of the lease. In addition, you disclose that in the twentieth year you have the option to buy the underlying real estate for $1.8 million and terminate the lease, which appears to be the $1.8 million capital lease obligation- principal in the contractual obligations table. Please help us further understand your capital lease obligations by advising us of the following:
•	Tell us whether the annual lease payments of $155,000 and $180,000 are solely interest and if you are required to make an additional principal payment.

•	Confirm to us that the $6.04 million represents the total remaining interest payments through the end of the forty-nine year lease, and provide us with a reconciliation of your future annual interest payments totaling the $6.04 million and how they sum to total payments due under the lease agreement.

•	Tell us whether or not you will still be required to make interest payments if you exercise the purchase option in the twentieth year, and clarify this fact in the footnotes to your contractual obligations table and to your financial statements in future fillings. Refer to Item 303(a)(5)(i) of the Regulation S-K and paragraph 16(a)(ii) of SFAS 13.

MOD-PAC RESPONSE:
Monthly lease payments totalling $155,000 annually are due through October 2010. Monthly lease payments totalling $180,000 annually are due through the lease termination date. These lease payments are solely interest. We are not required to make an additional principal payment.
RECONCILIATION OF CONTRACTUAL OBLIGATION FOR NEWBUF CAPITAL LEASE
12/31/08

Contractual Obligation	Total	2009	2010-2011	2012-2013	After 2013
Capital Lease Obligation — Interest (NewBuf)	$6,044,167	$155,000	$339,167	$360,000	$5,190,000
Capital Lease Obligation — Principal (NewBuf)	1,800,000	—	—	—	1,800,000

	$7,844,167	$155,000	$339,167	$360,000	$6,990,000	(A)

(A)	Represents the maximum contractual obligation if the purchase option of $1.8 million is not excercised. If this purchase option is not excercised this entire balance will be allocated to interest.
We will not be required to make interest payments if we exercise the purchase option in the twentieth year. We will disclose this fact in our future filings.
SEC COMMENT:
Item 8, Financial Statements and Supplementary Data, page 16
Notes to Financial Statements, page 22
Note 2. Significant Accounting Policies, page 22
Long-Lived Assets, page 24
4.	We note your disclosure that impairments are recognized in future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover the long-lived assets, and that the carrying amounts are then reduced by the estimated shortfall of the discounted cash flows. Please confirm whether your policy for recognition and measurement of impairment loss is consistent with paragraph 7 of SFAS 144 and revise your disclosure as appropriate. Tell us if you tested your long-lived assets for impairment during fiscal year 2008, pursuant to paragraph 8 of SFAS 144, and if so, disclose the results of your test.
MOD-PAC RESPONSE:
Our policy for recognition and measurement of impairment loss is consistent with paragraph 7 of SFAS 144. We tested our long-lived assets for impairment during fiscal 2008, pursuant to paragraph 8 of SFAS 144. There were no impairment charges recorded in 2008.

We will revise this section in future filings to include the following language:
Long-lived assets, including acquired identifiable intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. That assessment is based on the carrying amount of the asset or asset group at the date tested. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value.
SEC COMMENT:
Note 3. Long-Term Debt, page 25
5.	We note your capital lease is approximately 13 acres and buildings totaling approximately 203,000 square feet with a 49 year lease term and your option to buy the underlying real estate in the twentieth year for $1.8 million and terminate the lease. In addition, you disclose the carrying amount of the underlying real estate, including improvements, was $4.1 million and the capitalized lease obligation was $1.8 million at December 31, 2008. Please help us further understand how your accounting complies with SFAS 13 by providing us with the following:
•	The criteria met for capital lease classification at lease inception pursuant to paragraph 7, and whether the $1.8 million fixed-price purchase option was a bargain purchase option as defined in paragraph 5(d)

•	If there was a bargain purchase option, tell us what facts and circumstances you assessed to arrive at this conclusion, and what lease term you used pursuant to paragraph 5(f)

•	The initial amount for which you recorded an asset and obligation in November 2003 pursuant to paragraph 10, and as well as how you determined these amounts

•	How you are amortizing the assets recorded under your capital lease in accordance with paragraph 11

•	How you are allocating each minimum lease payment between a reduction of the obligation and interest expense pursuant to paragraph 12

•	A roll forward of your capital lease assets and obligations so that we can understand how you arrived at the balances as of December 31, 2008
MOD-PAC RESPONSE:
Per SFAS 13 paragraph 7(c), a lease property is considered a capital lease if the lease term is equal to 75% or more of the estimated economic life of the leased property. We believe this property qualifies based on the 49 year lease term.
The $1.8 million fixed-price purchase option is not considered a bargain purchase option.
The initial amount we recorded as an asset in November 2003 was $2.037 million ($0.400 million — Land and $1.637 million — Building). This was determined based on the $2 million market value of the property at the time of lease commencement and minor acquisition costs of $37 thousand. The $2 million market value represents the $1.8 million purchase option in the 20th year of the lease plus $200 thousand that was paid at the inception of the lease.
We are amortizing the Building portion of the asset on a straight line basis over 30 years and Building Improvements on a straight line basis over 20 years.
The entire lease payment is being allocated to interest expense.
A roll forward of this capital lease asset is as follows:

		Buildings amd	Accumulated
	Land	improvements	Depreciation	Net balance
Initial capitalization -2003	$400,000	$1,636,932	N/A
2003 additions	—	—	(4,547)
2004 additions	—	796,206	(57,882)
2005 additions	—	1,423,932	(118,107)
2006 additions	—	238,896	(171,543)
2007 additions	—	52,300	(178,170)
2008 additions	—	—	(180,131)

Balance at December 31, 2008	$400,000	$4,148,266	$(710,380)	$3,837,886

Please note that the carrying amount of the underlying real estate, including improvements, was incorrectly disclosed as $4.1 million in our 2008 Form 10-K. The correct balance is $3.8 million. We believe this difference is immaterial and does not require restatement.
SEC COMMENT:
6.	Please disclose the following in your balance sheet or notes thereto in relation to your capital lease in accordance with SFAS 13, or tell us why you do not believe such disclosures are required:

•	The gross amount of assets recorded under capital leases as of the date of each balance sheet presented by major classes according to nature or function pursuant to paragraph 16(a)

•	The assets recorded under capital leases and the accumulated amortization thereon pursuant to paragraph 13

•	The current and noncurrent liabilities for your obligations under capital leases pursuant to paragraph 13
MOD-PAC RESPONSE:
In future filings, we will disclose information in the following format under Property, Plant and Equipment in our Notes to Financial Statements section. Below is information related to 2008 and 2007.
Assets under capital leases included in property, plant and equipment are summarized as follows:
(in thousands)

	2008	2007
Land	$400	$400
Buildings and improvements	4,148	4,148
Equipment	25	—

	4,573	4,548
Less accumulated amortization	(711)	(530)

Net assets under capital leases	$3,862	$4,018

We will revise our disclosure for Long-Term Debt to include the following in future filings:
Long-term debt includes the following:
(in thousands)

	2008	2007
Capital lease obligations:
Building	$1,800	$1,800
Equipment	20	—

	1,820	1,800
Less estimated current maturities	12	—

Capital lease obligations — long-term	1,808	1,800

Loans:
Equipment loans	650	168
Other	111	130

	761	298
Less estimated current maturities	156	48

Loans — long-term	605	250

Total long-term debt	$2,413	$2,050

SEC COMMENT:
7.	We note that you executed an amendment to your credit agreement which lowered the amount available on the committed line of credit to $5.0 million, and changed the financial covenants for 2008, and 2009 to more favorable levels. Please tell us if the amendment contains any restrictive covenants (e.g. restrictions on dividends, additional borrowings, uses of cash, or obligations to maintain minimum working capital) that require disclosure pursuant to paragraph 18-19 of SFAS 5. Please file the amendment as an exhibit to your 10-K, or explain to us it is not required.
MOD-PAC RESPONSE:
This amendment does contain restrictive covenants.
In order to comply with paragraphs 18-19 of SFAS 5, we will include the following language in future filings:
The loan agreement contains various covenants which, among others, specify minimum operating cash flow requirements and maximum total funded debt to EBITDA ratios.
We will file the amendment as an exhibit to our 2nd quarter of 2009 Form 10-Q.

SEC COMMENT:
8.	Please disclose the amount of your unused line of credit that was available to your as of December 31, 2008, in accordance with the terms of the amended loan agreement pursuant to Rule 5-02(19)(b) of Regulation S-X and Section 203.04 of Financial Reporting Codification.
MOD-PAC RESPONSE:
The available balance at December 31, 2008 was $3.8 million. We will disclose this amount in future filings starting with the 2nd quarter of 2009 Form 10-Q.
Item 10, Directors, Executive Officers,....page 32
SEC COMMENT:
9.	Please briefly describe the business experience during the past five years of each executive officer, and briefly explain the nature of his responsibility in prior positions. See Item 410(e) (1) of Regulation S-K.
MOD-PAC RESPONSE:
Daniel G. Keane - President and Chief Executive Officer
Appointed Chief Executive Officer in 2003, Daniel Keane has held the position of President of Mod-Pac since 1998. From 1993 to 1998 he served in various management capacities at MOD-PAC CORP. Mr. Keane holds a Bachelor of Arts in Economics modified with Mathematics from Dartmouth College and an M.B.A. from Duke University.
David B. Lupp — Chief Operating Officer and Chief Financial Officer
David Lupp was elected as the Chief Financial Officer of Mod-Pac in January 2006. Prior to joining Mod-Pac, he spent 16 years as the Chief Financial Officer of International Imaging Materials, Inc. A Certified Public Accountant, Mr. Lupp holds a B.S. in Accounting from the State University of New York at Buffalo.
Daniel J. Geary — Vice President — Finance
Daniel Geary joined Mod-Pac in March 2005 as Controller. Mr. Geary was employed by Eastman Kodak Company in various Finance Management positions from September 2001 to March 2005. He holds a B.S. in Accounting from Canisius College, an M.B.A. from Carnegie Mellon University, and is a Certified Public Accountant.
Philip C. Rechin - Vice President — Sales
Phil Rechin began his career at Mod-Pac in 1986 as the Finished Goods Supervisor. He has served as VP of Sales at Mod-Pac since 2000. Mr. Rechin has a B.S. in Industrial Technology from Buffalo State College and is APICS certified.

SEC COMMENT:
Exhibits
10.	We note that exhibit A, the security agreement, to exhibit 10.5, the loan agreement, has been omitted. Please file the agreement in its entirety.
MOD-PAC RESPONSE:
We will file this agreement in its entirety in conjunction with our filing of our 2nd quarter of 2009 Form 10-Q.
In addition, MOD-PAC acknowledges that:
•	MOD-PAC is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	MOD-PAC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you very much for your review and comments. If you have any questions, or would like clarifications on any of the responses, please fell free to contact me or John Saccomanno, Manager of Financial Reporting at (716) 873-0640.
Sincerely,

/s/ Daniel Geary Daniel Geary
MOD-PAC CORP.
Vice President of Finance